Exhibit 99.1

Dejour Announces Q3 2011 Earnings Release and Conference Call Schedule

Denver, Colorado, November 7, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions, announced today that it will release financial results for its fiscal 2011 third quarter ended September 30, 2011 on Monday, November 14, 2011 at 8:00 a.m. EST, prior to the market open.

In conjunction with the release, the Company has scheduled a conference call for Monday, November 14, 2011 at 1:00 p.m. EST. Interested parties can join the live event by dialing 1-866-321-8231 at least 10 minutes prior to the start of the call, conference ID: 3984256. Participants from outside North America can join the event by dialing +1-416-642-5213 and utilizing the same conference ID.

For those unable to listen to the live call, a replay will be available through November 19, 2011 by dialing 1-888-203-1112 (+1-647-436-0148 for international callers) and entering 3984256 as pass code.  Additionally, an MP3 audio file will be available for download from Dejour’s website, www.dejour.com, within 24 hours of the call. The audio link will be concurrently posted on the Company’s Facebook and Twitter feeds as it becomes available.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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